January 29, 2010
Mr. Amit Pande, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-Q for the Quarterly Period Ended June 30, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 File No. 001-05805
Dear Mr. Pande:
     We are in receipt of the letter, dated December 23, 2009, to Michael J. Cavanagh, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.
     To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15 — Loan Securitizations, page 139
1.	We note your response to comment 1 of our letter dated October 9, 2009 as it relates to the Firm’s exchange of $3.5 billion of undivided seller’s interest for zero coupon subordinated securities. Please respond to the following:
•	Tell us whether you gave up your right to receive interest income on the seller’s interest exchanged, and if so, whether any loss was recorded upon the exchange. If not [sic] loss was recorded upon the exchange, please explain, and as part of your response tell us how the guidance in ASC 835-30 (APB21) was considered.

JPMorgan Chase & Co. (“Chase” or “the Firm”) gave up its right to receive interest income on its seller’s interest in the Chase Issuance Trust (“CHAIT”) when it exchanged that seller’s interest for $3.5 billion of zero-coupon subordinated securities issued by CHAIT. The issuance of the subordinated securities by CHAIT effectively transformed $3.5 billion of the Firm’s seller’s interest from one asset that had been previously classified as Loans held for investment into two types of newly-formed assets that have risks and characteristics different than those of the underlying credit card receivables (and seller’s interest): (1) subordinated zero-coupon debt securities with an aggregate par value of $3.5 billion, and (2) a residual interest-only strip representing the present value of the expected future excess spread from the credit card receivables sold to CHAIT (i.e., any remaining interest and fee income after all investor coupon and other trust expenses, including credit losses, have been paid).
The Firm accounted for this transaction as described below:
•	Loans held for investment representing the Firm’s seller’s interest were derecognized at their net carrying value of $3.2 billion (representing the principal amount of loans of $3.5 billion net of the related Allowance for loan losses of $298 million). The resulting adjustment to the Allowance for loan losses was separately identified and described in the allowance rollforward table in the Notes to the Firm’s Consolidated Financial Statements (see page 147 of the Firm’s Form 10-Q for the quarter ended September 30, 2009).

•	The $3.5 billion aggregate par values of the subordinated zero-coupon securities were recorded on the balance sheet at their estimated fair value of $3.3 billion, which represented a discount to par value of $202 million. The subordinated zero-coupon securities outstanding have a final scheduled principal payment date (i.e., maturity date) of July 15, 2010. The Firm has classified these instruments as available-for-sale (“AFS”) securities.

•	The fair value of the residual interest-only strip was estimated to be zero and, therefore, the Firm did not recognize this asset on its books.

•	The excess of the fair value of the zero-coupon securities received over the net carrying value of Loans representing the seller’s interest was $96 million and was recorded as an other liability, rather than as income. We considered several factors in reaching this conclusion, including:
o	The fair value of the zero-coupon debt securities is an inherently imprecise estimate.

o	The business purpose of the transaction was to enhance the performance of CHAIT and no third-party proceeds were raised in connection with the transaction.

o	While Chase had neither a firm intent nor a substantive commitment to issue zero-coupon securities with maturity dates that would extend beyond the final maturity date of the outstanding zero-coupon securities (July 15, 2010), the Firm believed that it was most prudent not to recognize the excess amount as income, thereby acknowledging the possibility that maturity dates of the securities could be extended by issuing new securities at maturity (and also acknowledging that an initial maturity date beyond July 15, 2010 would have reduced both the initial fair value of the securities retained and the indicated gain on the transaction).

o	The amount recorded as an other liability was not material either to the Firm’s consolidated financial position, or to its consolidated results of operations.
As described above, there was an indicated gain of $96 million on the transaction, not a loss. However, as also indicated above, Chase did not believe that it would be appropriate to report this gain for accounting purposes, either in other income or in other comprehensive income. When the Firm adopted SFAS Nos. 166 and 167 on January 1, 2010, the Firm (i) reversed the $96 million other liability to Retained earnings as part of the transition adjustment and (ii) eliminated the retained zero-coupon securities in consolidation.
•	Tell us the effective interest rate you are using to measure the zero coupon subordinated securities for impairment. To the extent that you are using an effective interest rate of zero, please tell us why this is appropriate.
The Firm was using effective interest rates of approximately 4.0 percent per annum and approximately 5.6 percent per annum to measure the zero-coupon subordinated securities for impairment.1 To determine these effective interest rates at the inception of the transaction, Chase obtained three market-indicative broker quotes of the spread to LIBOR for debt securities that would be comparable to each respective class of securities, considering factors such as their credit ratings and tenors. The three quotes for each class of security were then averaged to determine each class’s effective interest rate.
As of September 30 and December 31, 2009, all of the zero-coupon subordinated securities retained by the Firm were in an unrealized gain position, primarily due to a tightening of spreads since their issuance date. Accordingly, it was not necessary to evaluate these zero-coupon subordinated securities for impairment at either of these reporting dates.
2.	We note your response to comment 1 of our letter dated October 9, 2009 as it relates to the Firm’s transfer of receivables designated as “discount receivables” to the Trust, thereby requiring collections of such discounted receivables to be applied as finance charge collections in the Trust. Please provide us with the following:
•	Tell us the terms of the loans transferred to the Trust under the discount option and whether there was anything else you received in the exchange;
Prior to June 1, 2009, Chase had designated certain MasterCard and VISA revolving credit card accounts, such that new receivables generated from those accounts would be transferred into CHAIT. In general, when the Firm determines that it will designate new revolving credit card accounts as CHAIT accounts for purposes of future transfers of receivables, it selects accounts by origination date (earlier, or more seasoned, originations are selected first), that meet specified criteria (e.g., borrower has not filed for bankruptcy, account is not under investigation for fraud, prime borrower, account was not originated under certain co-branding agreements).
Effective June 1, 2009, the Firm began to transfer to CHAIT, under the “discount option”, new MasterCard and VISA revolving credit card receivables generated under previously-designated accounts. In general, there is no substantive difference between the terms or types of receivables transferred to CHAIT under the discount option and those that Chase transferred to CHAIT prior to June 1, 2009. The discount option simply impacts how cash flows from receivables are distributed within CHAIT among its pre-established principal and interest cash flow waterfalls. While Chase may continue to designate additional accounts from which receivables would be transferred to CHAIT in the ordinary course of business, there have been no substantive changes to the pre-existing account selection process since the Firm began to transfer receivables to CHAIT under the discount option.
As previously noted, the receivables transferred to CHAIT under the discount option have substantially the same terms as those transferred to CHAIT prior to June 1, 2009. The following

[1]	The 4.0 percent rate related to Class B zero-coupon securities retained by the Firm, and the 5.6 percent rate related to Class C zero-coupon securities retained by the Firm.

summarizes the typical terms of all of these receivables:
•	A specified minimum payment is due each month.

•	The Firm offers both fixed and variable rate revolving credit card accounts. Chase may also offer temporary introductory or promotional rates. After the introductory rate period, the annual percentage rates may be either fixed or floating rates. Post-introductory annual percentage rates generally range from 8.99% to 29.99%.

•	The Firm charges annual membership fees on some, but not all accounts. In addition, Chase may assess late payment fees, overlimit fees, returned check and returned payment fees, transaction fees for cash advances, fees for balance transfers and certain purchases, administrative fees and various other service fees.

•	Except for purchases made during a specified “grace period,” the Firm accrues periodic finance charges on a transaction, fee, or finance charge from the date it is added to the daily balance until payment in full is received on the account.
When the Firm transfers receivables into the Trust under the discount option, it receives a seller’s interest (classified as Loans) and a “Discount Receivables asset,” which it reports in other assets. No other assets or rights are obtained in the exchange. For further information about the nature of these assets and the applicable accounting treatment, see below.
•	Tell us how the rights to the cash flows under the “discount receivables” compare to the loan cash flows transferred to the Trust;
The Firm’s rights to cash flows designated as “discount receivables” are economically similar to its rights to accrued fees and finance charges in a transaction that does not involve “discount receivables.” In situations where there are no “discount receivables,” the Firm, as seller, transfers receivables to the trust; the receivables include both principal and accrued fees and finance charges (i.e., collectively, accrued interest receivable, or “AIR”). While the Firm retains a right to the excess cash flows generated from the AIR collected on the transferred receivables, its right to these cash flows is subordinate to the rights of the investors in the securitization and is similar to other subordinated residual interests in securitized assets, in that the AIR serves as a credit enhancement to protect third-party investors in the securitization from credit losses. If and when cash payments on the AIR are collected, they flow through the trust, where they are available to satisfy more senior obligations before any excess amount is remitted to the Firm. Only after trust expenses (such as servicing fees, investor coupon interest, and investor principal charge-offs) have been paid will the trustee distribute any excess AIR cash flow back to Chase. Since trust expenses are paid from the cash collections before the selling institution receives the amount of AIR that is due, the Firm may or may not realize the full amount of its AIR asset. Such risk is reflected in the fair value of the AIR recorded by the Firm.
Commencing June 1, 2009 through June 30, 2010, Chase is designating 1.5 percent of principal receivables generated from MasterCard and VISA revolving credit card accounts designated for CHAIT as “discount receivables.” Payments on “discount receivables” transferred to CHAIT during this time period will be processed by CHAIT as follows: When the cardholder makes a $100 principal payment on such designated receivables, $98.50 is applied as principal collections in accordance with the terms of the CHAIT pooling and servicing agreement and the remaining $1.50 is considered a finance charge collection. Thus, the designation as “discount receivables” does not alter the cash flows of the receivables transferred to the trust but, rather, alters the distribution of those cash flows once they are within CHAIT. Because collection of amounts designated as “discount receivables” are considered a collection of finance charges within

CHAIT, the “discount receivables” themselves are economically similar to the AIR asset described above (that is, both assets represent a subordinated retained interest).
•	Tell us how you accounted for the “discount receivables”;
In transactions involving “discount receivables,” the Firm transfers credit card receivables into CHAIT and receives in return two separate and distinct assets: (1) a seller’s interest for the amount designated as principal (i.e., $98.50 based on the illustrative example above), and (2) a right to receive the excess cash flows from the amount designated as “discount receivables” after trust expenses have been satisfied (the “Discount Receivable asset”) (i.e., $1.50 based on our illustrative example above). While the seller’s interest has the same risks and characteristics as the underlying credit card receivables, and therefore continues to be classified as Loans held for investment, the Discount Receivable asset does not.
Because of the similarities between the Discount Receivable asset and the AIR asset in both form and economics, the Firm’s assessment of the appropriate classification of the Discount Receivable asset considered the guidance in the FDIC’s, Interagency Advisory on the Accounting Treatment of Accrued Interest Receivable Related to Credit Card Securitizations, (“FIL-131-2002”)2, which states:
The AIR asset represents the transferor’s (seller’s) subordinated retained interest in cash flows that are initially allocated to the investors’ portion of a credit card securitization. Prior to the securitization transaction, the transferor directly owns a pool of credit card receivables, including the right to receive all of the accrued fees and finance charges on those receivables. However, through the securitization process, the seller’s right to the cash flows from the collection of the accrued fees and finance charges generally is subordinated to the rights of the other beneficial interest holders.
FIL-131-2002 further states that an institution should account for the AIR separately from loans, and report it in “Other Assets” in the institution’s regulatory reports.
Based on this guidance and by analogy, the Firm believes that it is appropriate to classify the Discount Receivables as other assets and not as Seller’s interest in Loans to appropriately recognize that a portion of the loan principal has been transformed into a subordinated retained interest. This reclassification from Loans to other assets is based on the net carrying value of the Loans (i.e., the principal amount of the Loans net of the related Allowance for loan losses).
The Discount Receivable asset is measured at fair value, consistent with the Firm’s accounting for the economically similar AIR asset in securitization transactions.
•	Tell us whether there was any gain or loss recognized on the discount option exchange. If not, please explain why; and;
During 2009, the Firm has recognized aggregate losses of $47 million in other income from revaluations of its Discount Receivable asset. Such losses were primarily attributable to the impact of discounting the receivable (i.e., the time value of money).

[2]	FSP FAS 140-1, Accounting for Accrued Interest Receivable Related to Securitized and Sold Receivables under FASB Statement No. 140, was based upon and is consistent with FIL-131-2002.

•	Explain, in more detail the Firm’s expectation to discontinue designating a percentage of the new receivables as discount receivables on July 1, 2010 (e.g. how was this determined, can the Firm modify this date, etc).
As disclosed in the Firm’s Form 10-Q for the quarter ended June 30, 2009, and as discussed in the Firm’s letter to the Staff dated November 6, 2009, the business purpose underlying Chase’s decision to designate as “discount receivables” a percentage of new credit card receivables transferred into CHAIT for a stated period of time was to mitigate any further deterioration in the performance of CHAIT by providing additional credit support. The Firm did not expect to continue designating a percentage of new transfers of receivables as discount receivables effective July 1, 2010, because the Firm did not believe that providing additional credit support would be necessary beyond this date. As of the date hereof, the Firm’s original expectation has not changed. Thus, although the Chase Issuance Trust Third Amended Restated Transfer and Servicing Agreement would allow the Firm to modify this date, the Firm does not presently intend to do so.
* * * * *
     This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.
Very truly yours,
Louis Rauchenberger
Corporate Controller